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SEC Mail Processing Section

MAR 02 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNL SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 S. ORANGE AVE

(No. and Street)

ORLANDO	FL	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMMY TIPTON (407) 650-1032

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

200 S. Orange Ave, Suite 2050	Orlando	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, TAMMY TIPTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNL SECURITIES CORP., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Nicole Payne
My Commission HH 051172
Expires 10/06/2024

Signature

FINANCIAL OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements, Supplemental Schedules and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2020

United States
Securities and Exchange Commission
Washington, D.C.
Annual Audited Report
Form X-17A-5 Part III
Year Ended December 31, 2020

Financial Statements, Supplemental Information and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2020

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Table of Contents

GrantThornton

GRANT THORNTON LLP
200 S. Orange Ave., Suite 2050
Orlando, FL 32801

D +1 407 481 5100
F +1 407 481 5190

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CNL Securities Corp.

Opinion on the financial statements
We have audited the accompanying statement of financial condition of CNL Securities Corp. (a Florida corporation) (the "Company") as of December 31, 2020, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

GrantThornton

Supplemental information

The information contained in Schedules I and II has been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2007.

Orlando, Florida
February 26, 2021

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Financial Condition (*in thousands, except per share and share data*)
December 31, 2020

Assets		
Cash	$	2,784
Prepaid expenses and other assets		486
Property and equipment – net		41
Accounts receivable – related parties		20
Total assets	$	3,331
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	892
Commissions payable to brokers and dealers		264
Due to parent		69
Total liabilities		1,225
Commitments and Contingencies (Notes F, G and I)		
Stockholder's equity:		
Common stock – 100 shares authorized; par value $1.00 per share; 100 shares issued and outstanding		-
Additional paid-in capital		187,565
Accumulated deficit		(185,459)
Total stockholder's equity		2,106
Total liabilities and stockholder's equity	$	3,331

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Operations ***(in thousands)***
For the Year Ended December 31, 2020

Revenues:		
Commissions and fees	$	3,403
Other income		675
Total revenues		4,078
Expenses:		
Commissions expense to brokers and dealers		3,294
Commissions expense to employees		1,949
Selling expenses		1,349
Salaries and benefits		7,426
General and administrative expenses		2,893
Total expenses		16,911
Net loss	$	(12,833)

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Changes in Stockholder's Equity (*in thousands*)
For the Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2020	$ -	$ 174,515	$ (172,626)	$ 1,889
Net loss	-	-	(12,833)	(12,833)
Capital contributions from parent	-	13,050	-	13,050
Balance, December 31, 2020	$ -	$ 187,565	$ (185,459)	$ 2,106

The accompanying notes are an integral part of this financial statement.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Statement of Cash Flows (*in thousands*)
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net loss	$	(12,833)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		27
Changes in operating assets and liabilities:		
Accounts receivable – related parties		(13)
Prepaid expenses and other assets		(386)
Accounts payable and accrued liabilities		(66)
Commissions payable to brokers and dealers		133
Due to parent		(150)
Net cash used in operating activities		(13,288)
Cash flows from investing activities:		
Purchases of property and equipment		(6)
Net cash used in investing activities		(6)
Cash flows from financing activities:		
Capital contributions from parent		13,050
Net cash provided by financing activities		13,050
Net decrease in cash		(244)
Cash at beginning of year		3,028
Cash at end of year	$	2,784

The accompanying notes are an integral part of this financial statement.

Note A – Organization and Summary of Significant Accounting Policies

Organization and Business Activity:

CNL Securities Corp. (the Company) is a Florida Corporation and is a wholly-owned subsidiary of CNL Financial Group, Inc. (CFG), which is a wholly-owned subsidiary of CFG I, Inc. (CFG I). The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as the broker-dealer for the sale of shares in publicly registered, nontraded offerings as well as private placements (the offerings). Commissions and fees are generated from the sale of these shares. The Company's operations are based in Orlando, Florida.

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America and reflect practices appropriate to brokers and dealers in the securities industry in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

The carrying amount of cash, accounts receivable – related parties, accounts payable and accrued liabilities, due to parent and commissions payable to brokers and dealers approximate fair value because of the short-term maturity of these items.

Revenue Recognition:

Commissions and fees are charged on each broker-dealer transaction at the date the investor is admitted as a stockholder. The commissions and fees and related expenses from the sale of shares of the offerings are recognized as revenue and expense when earned and are recorded on the date the investor is admitted as a stockholder.

For certain share classes, in addition to upfront commissions and fees, ongoing distribution and shareholder servicing fees are charged on each broker-dealer transaction. The upfront commissions and fees are charged and recorded at the date the investor is admitted as a shareholder. The performance obligation is satisfied on this date because that is when the pricing is agreed upon and the risks and rewards of ownership transfer to the purchaser. The ongoing distribution and shareholder servicing fees are charged monthly in arrears. Revenue is recognized monthly as that is when the fee is determinable and the performance obligations have been completed.

Government Grants:

During the year ended December 31, 2020, the parent of CFG I obtained a Paycheck Protection Program (PPP) Loan under the CARES Act and allocated $675 to the Company. The loan is forgivable if proceeds are used for certain eligible expenses, including payroll, benefits, and occupancy expenses. The Company elected to treat the forgivable loan as a government grant. Accordingly, the full amount was recorded as other income in the accompanying statement of operations as the eligible expenses were incurred. The Company elected to present the PPP in the operating section of the statement of cash flows where the related expenses are recorded.

Accounts Receivable – Related Parties:

The Company regularly evaluates all accounts receivable and estimates losses for uncollectible accounts based on historical experience and the evaluation of the likelihood of success in collecting specific receivables. If management believes an amount will not be collected, it is charged to expense. There were no amounts written off during the year ended December 31, 2020.

Property and Equipment:

Property and equipment is stated at cost less accumulated depreciation and amortization. Major renewals and betterments are recorded as property and equipment while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed currently. Leasehold improvements are amortized over the lives of the respective leases or the service lives of the improvements, whichever is shorter. Gain or loss on retirement or disposal of an individual asset is recorded currently as income or expense. Depreciation is computed beginning on the date the asset is placed into service using the straight-line method over the following estimated lives:

	Years
Office furnishings, fixtures and equipment	5-7
Computer software and hardware	3-5
Leasehold improvements	Shorter of life of the lease or life of the asset

Income Taxes:

Effective January 1, 2007, CFG I elected to be treated for tax purposes as a subchapter S corporation under the Internal Revenue Code (IRC). In conjunction with this election, the Company became a qualified subchapter S subsidiary and, therefore, is a disregarded entity for income tax purposes. Accordingly, the income or loss is included in the tax filing of CFG I and the accompanying statement of operations does not include a provision for federal income taxes or state income taxes in states that recognize the subchapter S corporation election. No formal tax sharing agreement exists.

The Company accounts for income taxes under standards that address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements as a reduction to income tax expense and related income tax liabilities. As of December 31, 2020, the Company recorded no liability for uncertain tax positions. The Company and its parent, CFG I, may still be subject to examination by the respective tax jurisdictions for tax years subsequent to 2016.

Recently Issued Accounting Pronouncements:

Occasionally, new accounting pronouncements are issued by the Financial Accounting Standards Board (FASB) or other standard setting bodies which the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of recently issued standards which are not yet effective will not have a material impact on its consolidated financial statements upon adoption.

Current expected credit loss. The FASB issued guidance (ASU 2016-13) to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (CECL) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including accounts receivable. ASU 2016-13 is effective for the Company for annual periods beginning after December 15, 2019. The Company has evaluated the standard and determined there to be no material impact on its financial statements.

Note B - Related Party Transactions

Transactions with Affiliated Companies:

The Company serves as a broker-dealer for related party publicly registered nontraded offerings as well as private placements. Certain officers of CFG and affiliates of the Company are also officers and directors of the public offerings and the private placements.

Pursuant to the dealer manager agreements between the Company and CNL Growth Properties III, LLC and CNL Strategic Capital, LLC, the Company is entitled to receive selling commissions, dealer manager fees, and on-going distribution and shareholder servicing fees on gross offering proceeds raised.

Notes to Financial Statements (*in thousands*)

	CNL Growth Properties III, LLC	CNL Strategic Capital LLC	CNL Strategic Capital LLC Private Offerings	CNL Strategic Capital LLC Private S Class Offering
Class A				
Selling commission (per share)	7.00%	6.00%	5.50%	N/A
Dealer manager fee (per share)	1.50%	2.50%	3.00%	N/A
Class T				
Selling commission (per share)	N/A	3.00%	N/A	N/A
Dealer manager fee (per share)	N/A	1.75%	N/A	N/A
Shareholder servicing fees (per share)	N/A	1.00% (1)	N/A	N/A
Class D				
Shareholder servicing fees (per share)	N/A	0.50% (1)	N/A	N/A
Class S				
Selling commission (per share)	N/A	N/A	N/A	2.00%
Dealer manager fee (per share)	N/A	N/A	N/A	1.50%

(1) For CNL Strategic Capital LLC., the shareholder servicing fee is paid at an annual amount equal to 1.00% for classs T and .5% for class D of the estimated net asset value per share, accrued daily and payable on a monthly basis in arrears.

The Company reallows all selling commissions earned to participating brokers and dealers. In addition, the Company also receives a dealer manager fee, which may be reallowed to participating brokers and dealers.

The Company earned upfront commissions, dealer manager fees, and ongoing distribution and shareholder servicing fees from related entities for the year ended December 31, 2020 of $2,009, $1,229 and $165, respectively. With certain purchases of shares, the upfront selling commission and/or dealer manager fee may be reduced or eliminated. At December 31, 2020, the Company had receivables for commissions and fees due from related parties of $20.

At December 31, 2020, the Company owed $69 to CFG for amounts paid by CFG on behalf of the Company in excess of payments made.

Affiliates of CFG provide marketing, administration, technology systems, human resources, accounting, tax and compliance services to the Company. Costs are allocated based on the estimated cost of services utilized. Amounts paid for these services amounted to $1,089 for the year ended December 31, 2020 and are included in general and administrative expenses in the accompanying statement of operations.

Notes to Financial Statements (*in thousands*)

Contribution of Capital:

Historically, the Company has sustained losses and is dependent upon the willingness and ability of it's parent to make capital contributions to fund the negative cash flows and/or meet the Company's net capital requirements for the next twelve months. CFG intends to continue to support the Company over the next twelve months. CFG contributed capital totaling $13,050 during the year ended December 31, 2020.

Note C – Property and Equipment

As of December 31, 2020, property and equipment consisted of the following:

Computer software and hardware	$ 886
Office furnishings, fixtures and equipment	184
Leasehold improvements	65
	1,135
Less: Accumulated depreciation and amortization	(1,094)
	$ 41

Depreciation and amortization expense amounted to $27 for the year ended December 31, 2020 and is included in general and administrative expenses in the accompanying statement of operations.

Note D – Capital Requirements

The Company is subject to the rule 15c3-1 under the Securities Exchange Act of 1934. The rule provides that the Company is required to maintain a minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness. The net capital of the Company as of December 31, 2020 was $1,576 and 6 2/3% of aggregate indebtedness was $82. Excess net capital of the Company as of December 31, 2020 was $1,494.

The Company did not have any liabilities subordinated to claims of general creditors during the year ended December 31, 2020, and is exempt from rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

There were no material differences between the computation of net capital under rule 15c3-1 included in the unaudited FOCUS report and the computation of net capital in the accompanying Schedule I.

Notes to Financial Statements (*in thousands*)

Note E – 401(k) Plan

Employees of the Company are included in CFG's defined contribution 401(k) plan (the Plan). The Plan is designed in accordance with the applicable sections of the IRC, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company upon completion of one month of service. Employees may elect to contribute up to a maximum of 90% of their salary under Internal Revenue Service regulations. The Company has a discretionary matching policy in which the Company generally matches 50% of the first 7% of each employee contribution for employees that have completed six months of service. For the year ended December 31, 2020, the Company's contribution amounted to $210, and is included in salaries and benefits in the accompanying statement of operations.

Note F – Obligations Under Operating Leases

Under an expense sharing agreement with CFG, the Company has been allocated a portion of a non-cancelable operating lease. The lease provides for minimum monthly payments through July 2026, currently allocated at $16 per month, including consideration for the escalation clause. Rent expense relating to the Company's square footage allocation of this lease agreement totaled $193 for the year ended December 31, 2020 and is included in general and administrative expenses in the accompanying statement of operations.

The Company's allocation of future minimum lease payments as of December 31, 2020 is as follows:

Year ending December 31,		
2021	$	211
2022		217
2023		224
2024		230
2025		237
Thereafter		141
	$	1,260

Note G – *Concentration of Credit Risk*

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and accounts receivable.

The Company maintains cash balances at financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250. At times during the year and at December 31, 2020, balances in these accounts exceeded the federally insured limits; however, the Company has not experienced any losses in such accounts.

Concentrations of credit risk with respect to accounts receivable and commissions and fees relates to the Company's business activity being substantially all from the sale of securities of affiliated entities (see Note B).

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic, which continues to spread throughout the United States. The spread of COVID-19 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies. This impacted the Company's operations as the sales team was unable to conduct in-person meetings, which also resulted in decreased travel and entertainment expenses. Sales may also have been impacted by lockdowns throughout the country; however, the sales team leveraged technology for virtual meetings and presentations. The Company cannot reasonably estimate the length or severity of the COVID-19 pandemic's impact on the Statement of Operations and Statement of Cash Flows for the year ending December 31, 2021.

Note H - Contingencies

From time to time, the Company is party to various legal actions and regulatory inquiries arising in the ordinary course of its business. While the results of these matters cannot be predicted with certainty, management believes that the final outcome of such legal actions or regulatory inquiries will not have a material adverse effect on the Company's financial position.

The Company has been in discussions with FINRA pursuant to Rule 2310 and underwriting costs that may be deemed to exceed the permissible 10% of gross offering proceeds. The inquiries are ongoing and the amount of the liability, if any, is unknown. Although FINRA has the right to impose a fine or other sanction if it deems the underwriting expenses were in excess of their permissible amount, it is difficult to ascertain a specific amount given the early stages of the communications with FINRA and the fact that the amount of an overage, if any was not borne by the shareholders of the offerings.

Note I – Subsequent Events

The Company evaluated all subsequent events through the date that the accompanying financial statements were available to be issued.

Supplemental Information

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

Computation of Net Capital

Total Ownership Equity	$ 2,105,892
Non-Allowable Assets:	
Prepaid expenses and other assets	486,522
Property and equipment, net	41,166
Non-allowable receivables	2,023
Total non-allowable assets	529,711
Net Capital	$ 1,576,181
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness of $1,225,543)	81,703
Minimum dollar net capital requirement	25,000
Net capital requirement	81,703
Excess net capital	1,494,478
Excess net capital at 1000%	1,453,627
Percent: Aggregate indebtedness to net capital	78%

Note: There are no material differences between the preceding computation and the Company's unaudited part IIA of Form X-17a-5 as of December 31, 2020.

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

Schedule II – Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 as of December 31, 2020 under the Securities Act of 1934 (the "Rule"), relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Accordingly, there are no items to report under this Rule.

Report of Exemption and Report of Independent Registered Public Accounting Firm

CNL Securities Corp.
(A Wholly-Owned Subsidiary of CNL Financial Group, Inc.)

December 31, 2020

GrantThornton

GRANT THORNTON LLP
200 S. Orange Ave., Suite 2050
Orlando, FL 32801

D +1 407 481 5100
F +1 407 481 5190

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholder
CNL Securities Corp.

We have reviewed management's statements, included in the accompanying exemption report, in which CNL Securities Corp. (a Florida corporation) (the "Company") identified the following provisions of 17 C.F.R. 240.17a-5(d)(1) and (4), under which the Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3, and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 § C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 § C.F.R. 240.17a-5 under the Securities Exchange Act of 1934.

We do not express an opinion or any other form of assurance on management's "Additional Information" section in the accompanying exemption report.

Grant Thornton LLP

Orlando, Florida
February 26, 2021

CNL Securities Corp. Exemption Report

CNL Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to 1) participating in offerings via subscriptions, in an offering for a fund sponsored by an affiliate, on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (3) did not carry accounts of or for customers; and (4) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

CNL Securities Corp.

I, Tammy Tipton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Financial Operations Principal, CNL Securities Corp.

February 23, 2021

Additional Information:

The FINRA Membership Agreement for the Company states that it operates pursuant to the (k)(2)(i) exemption from Rule 15c3-3 under the 1934 Act (known as the Customer Protection Rule). The Company's business activities are limited to serving as a placement agent or as a managing dealer for the offerings of certain affiliated product issuers. In connection with these business activities, the Company does not receive customer funds or securities, does not carry any customer accounts, and does not affect any securities transactions in connection with such offerings.

Based on these business activities, the Company understood that it was permitted to rely on the (k)(2)(i) exemption from the Customer Protection Rule. However, in light of recent SEC and FINRA guidance issued in July 2020 addressing the various exemptions from the SEC's Customer Protection Rule, the SEC and FINRA suggest that a broker-dealer may be considered a "Non-Covered Firm" under paragraph (k) of Rule 15c3-3 because it does not meet any of the exemptions provided for in paragraph (k). To qualify as a "Non-Covered Firm," the broker-dealer must (1) not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 under the 1934 Act, (2) not carry customer accounts, and (3) not carry proprietary accounts of broker-dealers as defined in Rule 15c2-4 under the 1934 Act. From January 1, 2020 through December 1, 2020, the Company met the definition of a "Non-Covered Firm" promulgated in the SEC and FINRA guidance, operated as a Non-Covered Firm pursuant to SEC and FINRA guidance, and therefore is exempt from the requirements of Rule 15c3-3 under the 1934 Act.